SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant’s name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the interim unaudited consolidated financial statements of Performance Shipping Inc. (the “Company”) for the nine months ended September 30, 2022.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company dated November 14, 2022 titled “Performance Shipping Inc. Reports Record Net Income and Financial Results for the Third Quarter and Nine Months ended September 30, 2022.”

Attached to this Report on Form 6-K as Exhibit 99.3 is a copy of the press release of the Company dated November 10, 2022 titled “Performance Shipping Inc. Announces Delivery of the LR2 Aframax Oil Product Tanker, M/T P. Aliki.”

Attached to this Report on Form 6-K as Exhibit 99.4 is a copy of the press release of the Company dated November 9, 2022 titled “Performance Shipping Inc. Announces Acceptance of a Signed Offer Letter from Piraeus Bank S.A.”

Attached to this Report on Form 6-K as Exhibit 99.5 is a copy of the press release of the Company dated November 8, 2022 titled “Performance Shipping Inc. Announces a US$32,000 per Day Time Charter Contract for about 24 Months.”

Attached to this Report on Form 6-K as Exhibit 99.6 is a copy of the press release of the Company dated November 1, 2022 titled “Performance Shipping Inc. Announces New Loan Facility with Alpha Bank S.A. to Partially Finance the Acquisition of Seventh Vessel.”

Attached to this Report on Form 6-K as Exhibit 99.7 is a copy of the press release of the Company dated October 27, 2022 titled “Performance Shipping Inc. Announces a US$30,000 per Day Time Charter Contract for about 24 Months.”

Attached to this Report on Form 6-K as Exhibit 99.8 is a copy of the press release of the Company dated October 24, 2022 titled “Performance Shipping Inc. Announces the Sale of 2007 Built M/T P. Fos for US$ 34 Million.”

The information contained in this Report on Form 6-K (excluding Exhibit 99.2, other than the section titled “Results of Special Meeting of Shareholders and Reverse Stock Split”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, and the Company’s registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC. (Registrant)

Dated: November 14, 2022	/s/ Andreas Michalopoulos
	By:	Andreas Michalopoulos
Chief Executive Officer